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                     May 10, 2024

       Gregory Perry
       Chief Financial Officer
       Merus N.V.
       Uppsalalaan 17
       3584 CT Utrecht
       The Netherlands

                                                        Re: Merus N.V.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-37773

       Dear Gregory Perry:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences